SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S









                                  ANNUAL REPORT

                      For the Year Ended December 31, 2000






       Filed pursuant to the Public Utility Holding Company Act of 1935 by










                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103



                                TABLE OF CONTENTS

                                                                                                                       Page
ITEM 1.      SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000                                           1

ITEM 2.      ACQUISITIONS OR SALES OF UTILITY ASSETS                                                                   11

ITEM 3.      ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                                         11

ITEM 4.      ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                                                11

ITEM 5.      INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                                         12

ITEM 6.      OFFICERS AND DIRECTORS

             Part I.  Name, principal business address and positions held as of
                        December 31, 2000                                                                              12

             Part II. Financial connections as of December 31, 2000                                                    21

             Part III.Compensation and other related information                                                       21

ITEM 7.      CONTRIBUTIONS AND PUBLIC RELATIONS                                                                        22

ITEM 8.      SERVICE, SALES AND CONSTRUCTION CONTRACTS

             Part I.  Intercompany sales and service                                                                   23

             Part II. Contracts to purchase services or goods between any system
             company and affiliate                                                                                     24

             Part III.Employment of any person by any system company for the
             performance on a continuing basis of management services                                                  24

ITEM 9.      WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                                                        24

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

     Index to Financial Statements                                                                                     24

     Financial Statements                                                                                      Appendix B

     Exhibits                                                                                                          25

SIGNATURES                                                                                                             28


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000.



                                                  Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------
Ameren Corporation                                                           3,196,670,835    3,196,670,835  Holding Company

     Union Electric Co.                          102,123,834                 2,501,576,484    2,501,576,484  Electric & Gas Utility

              Envirotech Investment                                                (1)                       Energy-Related
              Fund, L.L.C.

         Electric Energy, Inc.                        24,800                     8,834,467        3,533,787  Electric

              Joppa & Eastern Railroad
              Company(1)                              10,000                       100,000          100,000  Rail Transport

              Met-South, Inc.(2)                         100                         5,000            5,000  Wholesale Marketing

              Midwest Electric Power, Inc.(3)          1,000                       100,000          100,000  Generating Company

              Southern Materials Transfer, Inc.(4)    10,000                        10,000           10,000  Coal Terminal

              Massac Enterprises, LLC(5)                                           (2)                       Purchasing Company

         Union Electric Development Corp.             18,500                   (20,734,976)     (20,734,976) Community Develop-
                                                                                                             ment & Energy-Related
                                                                                                             Investments

              Civic Ventures                                                       (3)                       Community
              Investment Fund, LP                                                                            Development

              Lewis & Clark Industrial                                             (4)                       Community
              Development Corporation                                                                        Development


              Laclede's Landing                                                    (5)                       Community
              Redevelopment Corp.                                                                            Development




ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000.
         (Continued)


                                                  Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------
          Gateway National Bank                                                    (6)                       Community
                                                                                                             Development

          NEMO Bank Community                                                      (7)                       Community
          Development Corporation                                                                            Development

          St. Louis Equity Fund 1988                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1990                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1991                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1992                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1993                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1994                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1995                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1996                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1997                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 1998                                               (8)                       Community
                                                                                                             Development


                                      -2-


          Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------


          St. Louis Equity Fund 1999                                               (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 2000(6)                                            (8)                       Community
                                                                                                             Development

          St. Louis Equity Fund 2001(7)                                            (8)                       Community
                                                                                                             Development

          Homestead Brookfield Housing                                             (9)                       Community
                                                                                                             Development

     Central Illinois Public Service Company      25,452,373              537,187,535           537,187,535  Electric & Gas

       Electric Energy, Inc.                          12,400                8,834,467             1,766,894  Electric

         Joppa & Eastern Railroad
              Company                                 10,000                  100,000               100,000  Rail Transport

         Met-South, Inc.                                 100                    5,000                 5,000  Wholesale Marketing

         Midwest Electric Power, Inc.                  1,000                  100,000               100,000  Generating Company

         Southern Materials Transfer, Inc.            10,000                   10,000                10,000  Coal Terminal

         Massac Enterprises, LLC                                                   (2)                       Purchasing Company

       CIPS Energy, Inc.                                 100                    1,000                 1,000  Inactive

     CIPSCO Investment Company                           100               41,636,383            41,636,383  Leasing and Energy-
                                                                                                             Related Investments

         Illinois Equity Fund 1992                                (10)                                       Investments

         Illinois Equity Fund 1994                                (10)                                       Investments



                                      -3-


                                                  Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------

         Illinois Equity Fund 1996                                (10)                                       Investments

         Illinois Equity Fund 1998                                (10)                                       Investments

         Illinois Equity Fund 1999                                (10)                                       Investments

         Illinois Equity Fund 2000(8)                             (10)                                       Investments

         St. Louis Equity Fund 1999                               (10)                                       Investments

         St. Louis Equity Fund 2001(9)                            (10)                                       Investments

      CIPSCO Venture Company                             100                  962,125               962,125  Civic and Economic
                                                                                                             Development

         Effingham Development                                    (11)                                       Investments
         Building II, LLC

         Mattoon Enterprise Park LLC                              (12)                                       Investments

         MACC, LLC                                                (13)                                       Investments

      CIPSCO Leasing Company                             100      (14)     29,611,421            29,611,421  Leveraged Leases

         CLC Aircraft Leasing Co.                        100      (15)                                       Equipment Leasing

         CLC Leasing Co. A                               100      (16)                                       Equipment Leasing

         CLC Leasing Co. B                               100      (17)                                       Inactive

         CLC Leasing Co. C                               100      (18)                                       Inactive

      CIPSCO Energy Company                              100                5,404,081             5,404,081  Energy-Related
                                                                                                             Investments

         Massac Energy LLC(10)                                                    (19)                       Investments

                                      -4-

                                                  Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------

         CEC-APL-G Co.                                   100      (19)                                       Equipment Leasing

         CEC-APL-L Co.                                   100      (19)                                       Equipment Leasing

      CEC-PGE L.P.                                                                (20)                       Investments

         CEC-PGE-G Co.                                   100      (20)                                       Equipment Leasing

         CEC-PGE-L Co.                                   100      (20)                                       Equipment Leasing

      CEC-PSPL L.P.                                                               (21)                       Investments

         CEC-PSPL-G Co.                                  100      (21)                                       Equipment Leasing

         CEC-PSPL-L Co.                                  100      (21)                                       Equipment Leasing

      CEC-MPS L.P.                                                                (22)                       Investments

         CEC-MPS-G Co.                                   100      (22)                                       Equipment Leasing

         CEC-MPS-L Co.                                   100      (22)                                       Equipment Leasing

      CEC-ACE L.P.                                                                (23)                       Investments

         CEC-ACE-G Co.                                   100      (23)                                       Equipment Leasing

         CEC-ACE-L Co.                                   100      (23)                                       Equipment Leasing

      CEC-ACLP-Co.                                       100      (24)                                       Investments

  Ameren Energy, Inc.                                      1               (7,518,731)           (7,518,731) Power Marketing,
                                                                                                             Energy-Related

 Ameren Services Co.                                   1,000               16,231,478            16,231,478  Services to Ameren
                                                                                                             and its affiliates

                                      -5-



                                                  Number of
                                                  Common           % of      Issuer           Owner's
                                                  Shares           Voting    Book             Book
        Name of Company                           Owned            Power     Value            Value         Business Type
        ---------------                           -----            -----     -----            -----         -------------

 Ameren Development Company                            1,000               (1,353,753)           (1,353,753) Holding Company

      Ameren ERC, Inc.                                 1,000               (4,515,000)           (4,515,000) Energy-Related

         Missouri Central Railroad(11)                95,000               (7,711,262)           (8,117,118) Rail Transport

         Gateway Energy Systems, L.C.
         and affiliates                                                           (25)                       Energy-Related

      Ameren Energy Communications, Inc.               1,000              (12,662,705)          (12,662,705) Communications-
                                                                                                             Related

         Enporion Inc.(12)                                        (26)                                       E-Commerce

Ameren Energy Resources Company                        1,000               43,748,529            43,748,529  Holding Company

        Illinois Materials Supply Co.(13)              1,000                 (137,954)             (137,954) Purchasing Company

        Ameren Energy Marketing Co.(14)                1,000                3,058,347             3,058,347  Wholesale and
                                                                                                             Retail Marketing

        Ameren Energy Development Co.(15)              1,000               44,036,750            44,036,750  Constructs Generating
                                                                                                             Facilities

         Ameren Energy Generating Co.(16)              1,000               43,809,790            43,809,790  Generating Company

        Ameren Energy Fuels and Services               1,000                  (89,542)              (89,542) Fuel Purchasing
        Company(17)

                                      -6-




ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000.
                                                              (Continued)

                  NOTES RELATING TO VOTING POWER AND BOOK VALUE

Union Electric Company
----------------------

  (1)  Envirotech Investment Fund, L.L.C.
           Capital investments in energy-related businesses with Company contributions amounting to $1,920,000 as of 12/31/00.


Electric Energy, Inc.
---------------------

  (2)  Massac Enterprises, LLC
           Capital contribution of $100,000 for purchasing operations within "enterprise zones".


Union Electric Development Corporation
--------------------------------------

  (3)  Civic Ventures Investment Fund, LP
           Investment fund to promote growth and development of small and minority business enterprises with Company contributions amounting to $141,546 as of 12/31/00.

  (4)  Lewis and Clark Industrial Development Corporation
           Capital contribution in civic development as of 12/31/00 of $5,000.

  (5)  Laclede's Landing Redevelopment Corporation
           Capital contribution in civic development as of 12/31/00 of $10,000.

  (6)  Gateway National Bank
           Capital contribution in civic development as of 12/31/00 of $49,190.

  (7)  NEMO Bank Community Development Corporation
           Capital contribution in civic development as of 12/31/00 of $1,000.

  (8)      St. Louis Equity Funds - 1988, 1990, 1991, 1992, 1993, 1994, 1995,
           1996, 1997, 1998, 1999, 2000 and 2001. Real estate investment funds, with the Company's total contributions as of 12/31/00 of $6,060,601.
           Includes purchase of tax credits from Mercantile Community
           Development Corporation and Federal National Mortgage Association along with a subscription commitment as noted in Footnote 7, Page 10.
           No established market value. Housing Missouri Funds 1996, 1997 and
           1998 have been merged into St. Louis Equity Funds - 1996, 1997 and
           1998.

  (9)  Homestead Brookfield Housing
           Capital contribution for economic development amounting to $1,500 as of 12/31/00.

                                      -7-


CIPSCO Investment Company
-------------------------

(10)       Illinois Equity Funds - 1992, 1994, 1996, 1998, 1999 and 2000 Limited
           Partnerships and St. Louis Equity Funds 1999 LLC and 2001 LLC Various ownership interests of not more than 20% in various limited partnerships. Total commitment to equity funds of $5.0 million. No established market value, book value is $4,276,972. Includes purchase of tax credits from Mercantile Community Development Corporation and subscription commitment for 2001 LLC as noted in Footnote 9, Page 10.


CIPSCO Venture Company holdings:
--------------------------------

Total equity interest in the investments listed below is $962,125:

 (11)  Effingham Development Building II LLC
           A 40% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (12)  Mattoon Enterprise Park, LLC
           A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (13)  MACC, LLC
           A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.


CIPSCO Leasing Company
----------------------

Total current asset book value of investments listed below is $29,611,421:

 (14) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing
       Company.

 (15) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

 (16) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name CLC Leasing
       Company A.

 (17)  Assets sold in 2000, partnership has no market or book value.

 (18) CLC Leasing Company C established for future investment opportunities; no current investments.


                                      -8-



CIPSCO Energy Company
---------------------

Total current asset book value of investments listed below is $5,404,081:

 (19)  Massac Energy LLC
           Restructured CEC-APL, LP into Massac Energy LLC. Turbine assets were sold in 2000. Remaining book value is related to ongoing expenses associated with an arbitration proceeding.

 (20)  CEC-PGE, LP
           Asset was sold in 1999 and currently the partnership has no market or book value.

 (21)  CEC-PSPL, LP
           Asset was sold in 2000; partnership has no market or book value.

 (22)  CEC-MPS, LP
           Asset was sold in 2000; partnership has no market or book value.

 (23)  CEC-ACE, LP
           Asset was sold in 1999; partnership has no market or book value.

 (24)  Appomattox Cogeneration L.P.
           A 24.75% limited partnership interest in the above named Limited
           Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. No established market value.


Ameren ERC, Inc.
---------------

 (25)  Gateway Energy Systems, LLC and affiliates
           A 49% interest in the above named Limited Liability Company amounting to $2,600,847.98 as of 12/31/00.


Ameren Energy Communications, Inc.
----------------------------------

(26)   Enporion Inc.
           Ameren was one of seven founding members of the above named e-commerce company with a $3,000,000 investment as of 12/31/00.

                                      -9-



                                    FOOTNOTES

1 Joppa & Eastern Railroad Company was incorporated April 4, 1990. Serves as rail transporter to power plant facility.

2 Met-South Inc. was incorporated in Illinois on May 28, 1992 as a non-regulated company for the wholesale marketing of fly-ash.

3 Midwest Electric Power Inc. was incorporated in Illinois on August 14, 1998 as a non-regulated generator of electricity for wholesale sales.

4 Southern Materials Transfer, Inc. was incorporated in Illinois on September 28, 1999 as a non-regulated coal terminal.

5 Massac Enterprises, LLC was incorporated on December 29, 1999 as a Limited Liability Company.

6 St. Louis Equity Fund 2000 is the 2000 commitment to the real estate investment fund.

7 St. Louis Equity Fund 2001 is subscription commitment of $1,000,000 to the real estate fund; no money as of 12/31/00 had been paid.

8 Illinois Equity Fund 2000 is the 2000 subscription commitment to the real estate investment fund.

9 St. Louis Equity Fund 2001 is 2000 subscription commitment of $500,000; no money as of 12/31/00 had been paid.

10 Massac Energy LLC formed from the restructuring of former CEC-APL-LP on June 23, 2000.

11 Missouri Central Railroad originally incorporated in Delaware on June 6, 1997. Ameren purchased a 95% interest in 1999. Serves as rail transporter of coal to power plant facilities.

12 Enporion was incorporated in Illinois on August 10, 2000 as an e-commerce business for utilities.

13 Illinois Materials Supply Co. was incorporated in Illinois on 1/20/00 as a non-regulated company to own and operate a retailing operation and serve as a "qualified retailer" under Illinois law for purchasing building materials within "enterprise zones".

14 Ameren Energy Marketing Company was incorporated in Illinois on March 2, 2000 as a non-regulated wholesale and retail marketing company.

15 Ameren Energy Development Company was incorporated in Illinois on March 27, 2000 as a non-regulated company which develops, constructs and leases generating facilities.

16 Ameren Energy Generating Company was incorporated in Illinois on March 2, 2000 as a non-regulated generator of electricity for wholesale sales.

17 Ameren Energy Fuels and Services Company was incorporated in Illinois on September 18, 2000 as a non-regulated company to manage coal, natural gas and fuel oil purchases for the Ameren companies.


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

A.       Ameren Corporation - Sale between System companies

        1. Reference is made to Item 9, "Wholesale Generators and Foreign Utility Companies" for a description of a transaction to transfer the generating assets and liabilities of System company, Central Illinois Public Service Company, to another System company, AmerenEnergy Generating Company, an exempt wholesale generator.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A.       Central Illinois Public Service Company - Debt Issuance

        1. Entered into a Loan Agreement with the Illinois Development Finance Authority for the issuance of Pollution Control Revenue Refunding Bonds in one series: $51.1 million Series 2000A, variable interest rate, due March 1, 2014. The bonds were issued on March 9, 2000 (exempt under Rule 52).

B.       Union Electric Company - Debt Issuance

1. Entered into a Loan Agreement with the State Environmental Improvement and Energy Resources Authority of the State of Missouri for the issuance of Environmental Improvement Revenue Refunding Bonds in three series: $63.5 million Series 2000A, $63.0 million Series 2000B and $60.0 million Series 2000C, all variable interest rate, all due March 1, 2035. The bonds were issued on March 9, 2000 (exempt under Rule 52).

C.       Ameren Energy Generating Company - Debt Issuance

      1. Issuance of $225 million unsecured Senior Notes, 7.75% Series A, due November 1, 2005. Issued on November 1, 2000 (exempt under Rule 32).

      2. Issuance of $200 million unsecured Senior Notes, 8.35% Series B, due November 1, 2010. Issued on November 1, 2000 (exempt under Rule 32).

D.       Electric Energy, Inc. - Debt Issuance

      1. Issuance of $40 million of indebtedness under an unsecured bank term loan, variable interest rate, due 2004. Issued June 15, 2000 (exempt under Rule 32).

E.       Ameren Corporation - Guarantees

      1. The registrant and its utility affiliates are self-insured for Worker's Compensation Insurance and the Parent (Ameren Corporation) guarantees the payment of outstanding claims of subsidiaries (the "Reserve"). At December 31, 2000 the Reserve amounted to $17,242,846. The highest amount outstanding at any time during the year cannot be readily determined.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A.       Central Illinois Public Service Company - Debt Retirements

      1. On March 15, 2000, this system company retired, with cash, upon maturity its $5 million principal amount of 6.68% Series 97-1 First Mortgage Bonds, Medium-Term Notes (exempt under Rule 52).

      2. On April 1, 2000, this system company retired, with cash, upon maturity its $25 million principal amount 6% Series Z First Mortgage Bonds (exempt under Rule 52).

    3. On April 24, 2000, this system company terminated a Loan Agreement with the Illinois Development Finance Authority due to the redemption of the associated Pollution Control Revenue Refunding Bonds (7.60% Series 1990A) in the amount of $20 million (exempt under Rule 52).

    4. On April 24, 2000, this system company terminated a Loan Agreement with the Illinois Development Finance Authority due to the redemption of the associated Pollution Control Revenue Refunding Bonds (7.60% Series 1990B) in the amount of $32 million (exempt under Rule 52).

   5. On September 15, 2000, this system company retired, with cash, upon maturity its $5 million principal amount 6.75% Series 97-1 First Mortgage Bonds, Medium-Term Notes (exempt under Rule 52).

B. Union Electric Company - Debt Retirements

   1. On April 24, 2000, this system company terminated a Reaffirmation Agreement and a Company Note with the State Environmental Improvement and Energy Resources Authority of the State of Missouri due to the redemption of the associated Unit Priced Demand Adjustable Pollution Control Revenue Bonds (Series 1985A) in the amount of $70 million (exempt under Rule 52).

   2. On April 24, 2000, this system company terminated a Reaffirmation Agreement and a Company Note with the State Environmental Improvement and Energy Resources Authority of the State of Missouri due to the redemption of the associated Unit Priced Demand Adjustable Pollution Control Revenue Bonds (Series 1985B) in the amount of $56.5 million (exempt under Rule
      52).

   3. On May 8, 2000, this system company terminated a Loan Agreement with the State Environmental Improvement and Energy Resources Authority of the State of Missouri and was discharged from liability under certain First Mortgage Bonds due to the redemption of the associated Environmental Improvement Revenue Bonds (Series 1990A) in the amount of $60 million (exempt under Rule 52).


ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

None.


ITEM 6.  OFFICERS AND DIRECTORS - PART l.

The positions of officers and director of all system companies as of December 31, 2000 were as follows:

                                 NAME AND ADDRESS          POSITION

AMEREN CORPORATION

WARNER L. BAXTER                   ST. LOUIS, MO             VP & C
JERRE E. BIRDSONG                  ST. LOUIS, MO             T
DONALD E. BRANDT                   ST. LOUIS, MO             SVP
WILLIAM E. CORNELIUS               ST. LOUIS, MO             D
CLIFFORD L. GREENWALT              SPRINGFIELD, IL           D
THOMAS A. HAYS                     ST. LOUIS, MO             D
RICHARD A. LIDDY                   ST. LOUIS, MO             D
GORDON R. LOHMAN                   CHICAGO, IL               D
RICHARD A. LUMPKIN                 MATTOON, IL               D
JOHN PETERS MACCARTHY              ST. LOUIS, MO             D
HANNE M. MERRIMAN                  WASHINGTON, DC            D
PAUL L. MILLER, JR.                ST. LOUIS, MO             D
CHARLES W. MUELLER                 ST. LOUIS, MO             D, CM, P & CEO
ROBERT H. QUENON                   ST. LOUIS, MO             D
HARVEY SALIGMAN                    ST. LOUIS, MO             D
STEVEN R. SULLIVAN                 ST. LOUIS, MO             VP, GC & S

JANET MCAFEE WEAKLEY               ST. LOUIS, MO             D
JAMES W. WOGSLAND                  HAYDEN LAKE, ID           D


UNION ELECTRIC COMPANY

RONALD D. AFFOLTER                 ST. LOUIS, MO            VP
PAUL A. AGATHEN                    ST. LOUIS, MO            D
WARNER L. BAXTER                   ST. LOUIS, MO            VP & C
JERRE E. BIRDSONG                  ST. LOUIS, MO            T
DONALD E. BRANDT                   ST. LOUIS, MO            D & SVP
WILLIAM J. CARR                    ST. LOUIS, MO            VP
DANIEL F. COLE                     ST. LOUIS, MO            SVP
MICHAEL J. MONTANA                 ST. LOUIS, MO            VP
CHARLES W. MUELLER                 ST. LOUIS, MO            D, P & CEO
CHARLES D. NASLUND                 ST. LOUIS, MO            VP
GARY L. RAINWATER                  SPRINGFIELD, IL          D
GARRY L. RANDOLPH                  ST. LOUIS, MO            SVP
WILLIAM C. SHORES                  ST. LOUIS, MO            VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            VP, GC & S
THOMAS R. VOSS                     ST. LOUIS, MO            SVP


ELECTRIC ENERGY, INC.

JESSON A. BRADSHAW                 HOUSTON, TX              D
RICHARD W. EIMER, JR.              DECATUR, IL              D
JAMES M. HELM                      JOPPA, IL                S & T
R. ALAN KELLEY                     ST. LOUIS, MO            D & CM
WAYNE T. LUCAS                     LOUISVILLE, KY           D
CHARLES W. MUELLER                 ST. LOUIS, MO            D
CHARLES D. NASLUND                 ST. LOUIS, MO            D
ROBERT L. POWERS                   JOPPA, IL                P
GARY L. RAINWATER                  SPRINGFIELD, IL          D
PAUL W. THOMPSON                   LOUISVILLE, KY           D
WILLIAM SHEPPARD                   JOPPA, IL                VP
DAVID A. WHITELEY                  ST. LOUIS, MO            D


UNION ELECTRIC DEVELOPMENT CORPORATION

PAUL A. AGATHEN                    ST. LOUIS, MO            D
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, VP & T
DONALD E. BRANDT                   ST. LOUIS, MO            D, VP & C
CHARLES W. MUELLER                 ST. LOUIS, MO            D, P
STEVEN R. SULLIVAN                 ST. LOUIS, MO            D, VP & S


ST. LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997,
                      1998, 1999, 2000, 2001

DONALD E. BRANDT                   ST. LOUIS, MO            CM

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO            D
WARNER L. BAXTER                   ST. LOUIS, MO            D & C
JERRE E. BIRDSONG                  ST. LOUIS, MO            T
DONALD E. BRANDT                   ST. LOUIS, MO            D
MICHAEL J. MONTANA                 ST. LOUIS, MO            VP
GILBERT W. MOORMAN                 SPRINGFIELD, IL          VP
CHARLES W. MUELLER                 ST. LOUIS, MO            D
CRAIG D. NELSON                    ST. LOUIS, MO            VP
GARY L. RAINWATER                  SPRINGFIELD, IL          D, P & CEO
STEVEN R. SULLIVAN                 ST. LOUIS, MO            VP, GC & S
THOMAS R. VOSS                     SPRINGFIELD, IL          SVP


CIPS ENERGY, INC.

GARY L. RAINWATER                  SPRINGFIELD, IL          D & P
STEVEN R. SULLIVAN                 ST. LOUIS, MO            D, VP, S & T


CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CIPSCO SECURITIES COMPANY

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CIPSCO VENTURE COMPANY

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


EFFINGHAM DEVELOPMENT BUILDING II, LLC

LEE R. NICKLOY                     ST. LOUIS, MO            D


MATTOON ENTERPRISES PARK LLC

LEE R. NICKLOY                     ST. LOUIS, MO            D

MACC, LLC

LEE R. NICKLOY                     ST. LOUIS, MO            D


ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998, 1999, 2000

LEE R. NICKLOY                     ST. LOUIS, MO            D


CIPSCO LEASING COMPANY

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CLC LEASING CO. A

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CLC LEASING CO. B

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CLC LEASING CO. C

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S

CIPSCO ENERGY COMPANY

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CEC-APL-G CO.

WARNER L. BAXTER                   ST. LOUIS, MO            C
JERRE E. BIRDSONG                  ST. LOUIS, MO            D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO            D
LEE R. NICKLOY                     ST. LOUIS, MO            D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO            S


CEC-APL-L CO.

DIANE L. BORTMESS                 SPRINGFIELD, IL           D, T
RONALD K. EVANS                   ST. LOUIS, MO             D, S
GREGORY L. NELSON                 ST. LOUIS, MO             D, PEO, P


CEC-PGE-G CO.

WARNER L. BAXTER                  ST. LOUIS, MO             C
JERRE E. BIRDSONG                 ST. LOUIS, MO             D, PEO, P, T
DONALD E. BRANDT                  ST. LOUIS, MO             D
LEE R. NICKLOY                    ST. LOUIS, MO             D, VP
STEVEN R. SULLIVAN                ST. LOUIS, MO             S


CEC-PGE-L CO.

DIANE L. BORTMESS                SPRINGFIELD, IL            D, T
RONALD K. EVANS                  ST. LOUIS, MO              D, S
GREGORY L. NELSON                ST. LOUIS, MO              D, PEO, P


CEC-PSPL-G CO.

WARNER L. BAXTER                 ST. LOUIS, MO             C
JERRE E. BIRDSONG                ST. LOUIS, MO             D, PEO, P, T
DONALD E. BRANDT                 ST. LOUIS, MO             D
LEE R. NICKLOY                   ST. LOUIS, MO             D, VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             S


CEC-PSPL-L CO.

DIANE L. BORTMESS                SPRINGFIELD, IL           D, T
RONALD K. EVANS                  ST. LOUIS, MO             D, S
GREGORY L. NELSON                ST. LOUIS, MO             D, PEO, P

CEC-MPS-G CO.

WARNER L. BAXTER                 ST. LOUIS, MO             C
JERRE E. BIRDSONG                ST. LOUIS, MO             D, PEO, P, T
DONALD E. BRANDT                 ST. LOUIS, MO             D
LEE R. NICKLOY                   ST. LOUIS, MO             D, VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             S


CEC-MPS-L CO.

DIANE L. BORTMESS                SPRINGFIELD, IL           D, T
RONALD K. EVANS                  ST. LOUIS, MO             D, S
GREGORY L. NELSON                ST. LOUIS, MO             D, PEO, P


CEC-ACE-G CO.

WARNER L. BAXTER                 ST. LOUIS, MO             C
JERRE E. BIRDSONG                ST. LOUIS, MO             D, PEO, P, T
DONALD E. BRANDT                 ST. LOUIS, MO             D
LEE R. NICKLOY                   ST. LOUIS, MO             D, VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             S


CEC-ACE-L CO.

DIANE L. BORTMESS                SPRINGFIELD, IL           D, T
RONALD K. EVANS                  ST. LOUIS, MO             D, S
GREGORY L. NELSON                ST. LOUIS, MO             D, PEO, P


CEC-ACLP- CO.

WARNER L. BAXTER                 ST. LOUIS, MO             C
JERRE E. BIRDSONG                ST. LOUIS, MO             D, PEO, P, T
DONALD E. BRANDT                 ST. LOUIS, MO             D
LEE R. NICKLOY                   ST. LOUIS, MO             D, VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             S


AMEREN ENERGY, INC.

PAUL A. AGATHEN                  ST. LOUIS, MO             D
DONALD E. BRANDT                 ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DANIEL F. COLE                   ST. LOUIS, MO             D
BAXTER A. GILLETTE               ST. LOUIS, MO             VP
CLARENCE J. HOPF                 ST. LOUIS, MO             VP
CHARLES W. MUELLER               ST. LOUIS, MO             D
GARY L. RAINWATER                SPRINGFIELD, IL           D
BRIAN RETTENMAIER                ST. LOUIS, MO             C
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S
JAMES F. WHITESIDES              ST. LOUIS, MO             PEO, P

AMEREN SERVICES CO.

PAUL A. AGATHEN                  ST. LOUIS, MO             D & SVP
WARNER L. BAXTER                 ST. LOUIS, MO             D, VP & C
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D, SVP
CHARLES A. BREMER                ST. LOUIS, MO             VP
WILLIAM J. CARR                  ST. LOUIS, MO             VP
DANIEL F. COLE                   ST. LOUIS, MO             SVP
JIMMY L. DAVIS                   ST. LOUIS, MO             VP
JEAN M. HANNIS                   ST. LOUIS, MO             VP
MICHAEL J. MONTANA               ST. LOUIS, MO             VP
CHARLES W. MUELLER               ST. LOUIS, MO             D, P & CEO
MICHAEL G. MUELLER (1)           ST. LOUIS,MO              VP
CRAIG D. NELSON                  ST. LOUIS, MO             VP
GREGORY L. NELSON                ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D
J. KAY SMITH                     ST. LOUIS, MO             VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S
DAVID A. WHITELEY (2)            ST. LOUIS, MO             VP
SAMUEL E. WILLIS                 ST. LOUIS, MO             VP
THOMAS R. VOSS                   ST. LOUIS, MO             SVP
RONALD C. ZDELLAR                ST. LOUIS, MO             VP

(1) Mr. Mueller was elected on September 18, 2000.
(2) Mr. Whiteley was elected on January 1, 2000.


AMEREN DEVELOPMENT COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D, SVP
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D, SVP
DANIEL F. COLE                   ST. LOUIS, MO             D
CHARLES W. MUELLER               ST. LOUIS, MO             D, P
GARY L. RAINWATER                ST. LOUIS, MO             D, SVP
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S


AMEREN ERC, INC.

PAUL A. AGATHEN                  ST. LOUIS, MO             D, SVP
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D, SVP
DANIEL F. COLE                   ST. LOUIS, MO             D, P
MICHAEL G. MUELLER (1)           ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S

(1) Mr. Mueller was elected on September 18, 2000.


GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

DONALD E. BRANDT                 ST. LOUIS, MO             D

AMEREN ENERGY COMMUNICATIONS, INC.

PAUL A. AGATHEN                  ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D
DANIEL F. COLE                   ST. LOUIS, MO             D, P
GARY L. RAINWATER                SPRINGFIELD, IL           D
STEVEN R. SULLIVAN               ST. LOUIS, MO             S


AMEREN ENERGY RESOURCES COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D
DONALD E. BRANDT                 ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DANIEL F. COLE                   ST. LOUIS, MO             D
R. ALAN KELLEY (1)               ST. LOUIS, MO             VP
CHARLES W. MUELLER               ST. LOUIS, MO             D
GARY L. RAINWATER                SPRINGFIELD, IL           D, P
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S

(1)      Mr. Kelley was elected on November 13, 2000.


MISSOURI CENTRAL RAILROAD

PAUL A. AGATHEN                  ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             D
LOWELL S. JACOBSON               HAYDEN, AZ                D
R. ALAN KELLEY                   ST. LOUIS, MO             D
JOHN F. LARKIN                   OMAHA, NE                 D
MICHAEL G. MUELLER               ST. LOUIS, MO             D
ROBERT K. NEFF                   ST. LOUIS, MO             P
STEVEN R. SULLIVAN               ST. LOUIS, MO             D, GC & S


ILLINOIS MATERIALS SUPPLY CO.

PAUL AGATHEN                     ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D
DANIEL F. COLE                   ST. LOUIS, MO             D
R. ALAN KELLEY                   ST. LOUIS, MO             VP
GREGORY L. NELSON                ST. LOUIS, MO             VP
MICHAEL J. MONTANA               ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D, P
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S
DAVID A. WHITELEY                ST. LOUIS, MO             VP


AMEREN ENERGY MARKETING COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D
DANIEL F. COLE                   ST. LOUIS, MO             D
GARY L. RAINWATER                SPRINGFIELD, IL           D
ANDREW M. SERRI                  ST. LOUIS, MO             VP

STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S
JAMES F. WHITESIDES              ST. LOUIS, MO             P


AMEREN ENERGY DEVELOPMENT COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
R. ALAN KELLEY                   ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D, P
JERRY L. SIMPSON                 SPRINGFIELD, IL           VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S
JAMES F. WHITESIDES              ST. LOUIS, MO             VP


AMEREN ENERGY GENERATING COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D
JERRE E. BIRDSONG                ST. LOUIS, MO             T
WARNER L. BAXTER                 ST. LOUIS, MO             VP, C
DONALD E. BRANDT                 ST. LOUIS, MO             D
DANIEL F. COLE                   ST. LOUIS, MO             D
R. ALAN KELLEY                   ST. LOUIS, MO             SVP
MICHAEL J. MONTANA               ST. LOUIS, MO             VP
ROBERT L. POWERS                 ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D, P
JERRY L. SIMPSON                 SPRINGFIELD, IL           VP
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S


AMEREN ENERGY FUELS AND SERVICES COMPANY

PAUL A. AGATHEN                  ST. LOUIS, MO             D
WARNER L. BAXTER                 ST. LOUIS, MO             VP & C
JERRE E. BIRDSONG                ST. LOUIS, MO             T
DONALD E. BRANDT                 ST. LOUIS, MO             D
DANIEL F. COLE                   ST. LOUIS, MO             D
MICHAEL G. MUELLER               ST. LOUIS, MO             VP
GARY L. RAINWATER                SPRINGFIELD, IL           D, P
STEVEN R. SULLIVAN               ST. LOUIS, MO             VP, GC & S

JOPPA & EASTERN RAILROAD COMPANY

T.RICHARD MARGER                 CARBONDALE, IL            P
JOHN S. RENDLEMAN                CARBONDALE, IL            S

MET-SOUTH, INC.

T.RICHARD MAGER                  CARBONDALE, IL            P
JOHN S. RENDLEMAN                CARBONDALE, IL            VP,S
JAMES M. HELM                    JOPPA, IL                 T

MIDWEST ELECTRIC POWER, INC.

T.RICHARD MAGER                  CARBONDALE, IL            P
JOHN S. RENDLEMAN                CARBONDALE, IL            S,T


SOUTHERN MATERIALS TRANSFER, INC.

T.RICHARD MAGER                  CARBONDALE, IL            P
JEFF BERKBIGLER                  CARBONDALE, IL            S
JAMES M. HELM                    JOPPA, IL                 T


NOTE:  Positions are indicated above by the following symbols:

C       --    Controller
CEO     --    Chief Executive Officer
CM      --    Chairman
D       --    Director
GC      --    General Counsel
P       --    President
PEO     --    Principal Executive Officer
S       --    Secretary
SVP     --    Senior Vice President
T       --    Treasurer
VP      --    Vice President



ITEM 6.  OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 2000, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                                  Position
                                                                                   Held in           Applicable
     Name of Officer                                                              Financial          Exemption
         or Director        Name and Location of Financial Institution            Institution            Rules
              (1)                                        (2)                            (3)                 (4)
     -----------------      ---------------------------------------------         -----------        -------------

                                                          AMEREN CORPORATION

   Richard A. Lumpkin          First Mid-Illinois Bancshares Inc.                  Director          Rule 70(a)
                               First Mid-Illinois Bank & Trust NA                  Director          Rule 70(a)



ITEM 6.  OFFICERS AND DIRECTORS - PART lll.

(a) and  (b)  Directors'  and  Executive  Officers'  Compensation  and  Security
              Interests.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors", "Security Ownership of Management" and "Executive Compensation" in Ameren Corporation's 2001 definitive proxy statement, a copy of which is included as Exhibit A.4 to this Form U5S.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

     None.


(d)  Indebtedness of Directors or Executive Officers to System Companies.

     None.


(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors" and "Executive Compensation" in Ameren Corporation's 2001 definitive proxy statement, a copy of which is included as Exhibit A.4 to this Form U5S.


(f)  Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of the System companies are insured under directors' and officers' liability policies issued by Great American Insurance Company, Reliance National Insurance Company, Gulf Insurance Company and Executive Risk Indemnity, Inc. The policies are for the period January 1, 1998 to March 1, 2003. Ameren Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

1. Political
   ---------

Central Illinois Public Service Company (d/b/a AmerenCIPS), by authorization of its Board of Directors, matched employee and retiree contributions made to the AmerenCIPS Political Action Committee (PAC) in the amount of $40,000. The AmerenCIPS PAC is a political action committee established in accordance with the laws of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $40,000 matching contribution to the AmerenCIPS PAC was made and reported in accordance with Illinois law.

Union Electric Company (d/b/a AmerenUE), by authorization of its Board of Directors, matched employee contributions made to the AmerenUE Political Action Committee (PAC) in the amount of $26,546.41. The AmerenUE PAC is a continuing committee established in accordance with the laws of the state of Missouri for the sole purpose of supporting state and local political candidates in the state of Missouri. The $26,546.41 matching contribution to the AmerenUE PAC was made and reported in accordance with Missouri law.

2. Citizens Groups
   ---------------

Citizens for Missouri Children - $5000

This was a contribution for a public education activity to raise awareness that would make a difference in childrens's lives.

Account: MAJ-426, Min-001

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS



Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                                                 Calendar Year 2000

                                                                                                      Compensation
  Nature of Transactions       Company Performing Service           Company Receiving Service              (4)
           (1)                             (2)                                 (3)                   (in thousands)

Coal Sales                  AmerenUE                           AmerenERC, Inc.                               $638,666
Energy Trading              AmerenEnergy, Inc.                 AmerenUE                                       229,408
Materials and Supplies      Illinois Materials Supply Co.      AmerenCIPS                                     459,983
Materials and Supplies      Illinois Materials Supply Co.      AmerenUE                                       150,934
Misc. Services              AmerenCIPS                         AmerenEnergy Communications, Inc.                7,395
Misc. Services              AmerenCIPS                         AmerenEnergy Marketing Company                 469,879
Misc. Services              AmerenCIPS                         AmerenEnergy Resources Company                 319,108
Misc. Services              AmerenCIPS                         AmerenEnergy, Inc.                              32,667
Misc. Services              AmerenCIPS                         AmerenUE                                       467,452
Misc. Services              AmerenCIPS                         CIPSCO Investment                                2,024
Misc. Services              AmerenCIPS                         Illinois Materials Supply Co.                    5,978
Misc. Services              AmerenEnergy Communications, Inc.  AmerenCIPS                                      12,098
Misc. Services              AmerenEnergy Marketing Company     AmerenEnergy Communications, Inc.                1,643
Misc. Services              AmerenEnergy Marketing Company     AmerenEnergy, Inc.                              43,963
Misc. Services              AmerenEnergy Resources Company     Illinois Materials Supply Co.                    4,225
Misc. Services              AmerenEnergy, Inc.                 Ameren Corporation                               1,482
Misc. Services              AmerenEnergy, Inc.                 AmerenEnergy Marketing Company                 537,402
Misc. Services              AmerenUE                           Ameren Corporation                               2,424
Misc. Services              AmerenUE                           AmerenCIPS                                   1,894,191
Misc. Services              AmerenUE                           AmerenEnergy Communications, Inc.                8,681
Misc. Services              AmerenUE                           AmerenEnergy Fuels & Services                   15,843
Misc. Services              AmerenUE                           AmerenEnergy, Inc.                             112,904
Misc. Services              AmerenUE                           AmerenEnergy Marketing Company                 552,983
Misc. Services              AmerenUE                           AmerenEnergy Resources Company                  69,933
Misc. Services              AmerenUE                           AmerenERC, Inc.                                 24,921
Misc. Services              AmerenUE                           Illinois Materials Supply Co.                    2,705
Misc. Services              AmerenUE                           Union Electric Development Co.                   9,110
Transmission Services       AmerenCIPS                         AmerenEnergy Marketing Company                 818,620
Transmission Services       AmerenUE                           AmerenEnergy Marketing Company               1,108,022


Part II. The System companies had no contracts to purchase services or goods during 2000 from any affiliated (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent of more of any class of equity securities.

Part III. The System company does not employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Filed confidentially as Appendix A and on Form SE.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix B and on Form SE.


                          NOTES TO FINANCIAL STATEMENTS

Ameren Corporation Reference is made to "Notes to Consolidated Financial Statements" contained on pages 30 through 45 in the Ameren 2000 Annual Report to Shareholders, which information is incorporated by reference.


Union Electric Company Reference is made to "Notes to Financial Statements" contained on pages 23 through 38 in the Union Electric Company 2000 Annual Report, which information is incorporated by reference.


Central Illinois Public       Reference is made to "Notes to Financial
 Service Company              Statements" contained on pages 22 through 35 in
                              the Central Illinois Public Service Company 2000
                              Annual Report, which information is incorporated by reference.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                     DESCRIPTION

  A.  ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

      A.1 2000 Annual Report on Form 10-K for Ameren Corporation. (File No. 001-14756)

      A.2 2000 Annual Report on Form 10-K for Central Illinois Public Service Company. (File No. 001-03672)

      A.3 2000 Annual Report on Form 10-K for Union Electric Company. (File No. 001-02967)

      A.4      2001 Proxy Statement of Ameren Corporation.  (File No. 001-14756)

      A.5 2001 Proxy Statement of Central Illinois Public Service Company. (File No. 001-03672)

      A.6      2001 Proxy Statement of Union Electric Company.
               (File No. 001-02967)

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

     *B.1     Missouri Central Railroad Company (filed herewith on Form SE)

     *B.2     Enporion, Inc. (filed herewith on Form SE)

     *B.3     Illinois Materials Supply Co. (filed herewith on Form SE)

     *B.4     Ameren Energy Marketing Company (filed herewith on Form SE)

     *B.5     Ameren Energy Development Company (filed herewith on Form SE)

     *B.6     Ameren Energy Generating Company (filed herewith on Form SE)

     *B.7     Ameren Energy Fuels and Services Company
              (filed herewith on Form SE)

 C. INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

     C.1      Union Electric Company

              *C1.1 Trust Indenture - Environmental Improvement Revenue Refunding Bonds, Series 2000A, 2000B and 2000C (filed herewith on Form SE)

              *C1.2 Loan Agreement - Environmental Improvement Revenue Refunding Bonds, Series 2000A, 2000B and 2000C (filed herewith on Form SE)

     C.2      Central Illinois Public Service Company

              *C2.1 Trust Indenture - Pollution Control Revenue Refunding Bonds, Series 2000A (filed herewith on Form SE)

              *C2.2 Loan Agreement - Pollution Control Revenue Refunding Bonds, Series 2000A (filed herewith on Form SE)

     C.3      Ameren Energy Generating Company

               C3.1    Indenture - Senior Notes (File No. 333-56594,
                       Exhibit 4.1).

               C3.2 First Supplemental Indenture - 7.75% Senior Notes, Series A due 2005 and 8.35% Senior Notes, Series B due 2010 (File No. 333-56594, Exhibit 4.2).

               C3.3 Registration Rights Agreement - 7.75% Senior Notes, Series A due 2005 and 8.35% Senior Notes, Series B due 2010 (File No. 333-56594, Exhibit 4.5).

 *D. AGREEMENT ALLOCATING CONSOLIDATED INCOME TAX LIABILITY BY AMEREN CORPORATION AND SUBSIDIARIES

  F.     SCHEDULES SUPPORTING ITEMS OF THE REPORT

         F.1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

         *F.2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (Filed confidentially and on Form
                  SE)

                  Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

                  Nuclear Fuel Materials

                  Electric Plant in Service

                  Gas Plant in Service

                  Electric Plant Held for Future Use

                  Construction Work in Progress - Electric

                  Construction Work in Progress - Gas

                  Accumulated Provision for Depreciation of Electric Utility
                  Plant

                  Accumulated Provision for Depreciation of Gas Utility Plant

                  Gas Stored

                              Non-utility Property

                  Accumulated Provision for Depreciation and Amortization of
                              Non-utility Property

                  Depreciation and Amortization of Electric Plant

                  Depreciation, Depletion and Amortization of Gas Plant

         *F.3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows: (filed confidentially and on Form SE)

                  Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

                            Electric Plant in Service

                              Gas Plant in Service

                  Manufactured Gas Production Plant - Supplemental Schedule

                  Electric Plant Held for Future Use

                          Gas Plant Held for Future Use

                  Construction Work in Progress - Electric

                  Construction Work in Progress - Gas

                  Accumulated Provision for Depreciation of Electric Utility
                  Plant

                  Accumulated Provision for Depreciation of Gas Utility Plant

                  Gas Stored

                              Non-utility Property

                  Accumulated Provision for Depreciation and Amortization of
                              Non-utility Property

                  Depreciation and Amortization of Electric Plant

                  Depreciation, Depletion and Amortization of Gas Plant

 *G. ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG IN WHICH THE SYSTEM HOLDS AN INTEREST TO OTHER SYSTEM COMPANIES
         (filed herewith on Form SE)

  H.     FINANCIAL STATEMENTS FOR EACH EWG OF THE REGISTERED HOLDING COMPANY

           H.1 Audited Financial Statements for AmerenEnergy Generating Company (File No. 333-56594, Form S-4, filed under the Securities and Exchange Act of 1933)

          *H.2 Audited Consolidated Financial Statements for Electric Energy, Inc. and Subsidiaries (filed confidentially and on Form SE)

          *H.3 Unaudited Consolidated Financial Statements for AmerenEnergy Development Company (filed confidentially and on Form SE)

          *H.4 Unaudited Financial Statements for Midwest Electric Power, Inc. (filed confidentially and on Form SE)

                                    SIGNATURE


Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2000 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                               AMEREN CORPORATION


                      By:          /s/ Steven R. Sullivan
                        ---------------------------------------
                                       Steven R. Sullivan
                                Vice President, General Counsel
                                         and Secretary




April 30, 2001

                                   Exibit D



                               AMEREN CORPORATION
                         AND ITS AFFILIATED CORPORATIONS

                            TAX ALLOCATION AGREEMENT


         This agreement is made as of ______________, 2000 by and among Ameren Corporation, a registered public utility holding company, and its affiliated corporations, as identified in Exhibit A hereto (collectively, the "Group"; individually, "member of the Group").


         WHEREAS, the members of the Group are affiliated corporations within the meaning of section 1504 of the Internal Revenue Code of 1986, as amended, and will join in the annual filing of a consolidated federal income tax return;

         WHEREAS, the members of the Group intend to allocate the consolidated income tax liabilities and benefits to each member of the Group in a fair and equitable manner; and


         WHEREAS, the members of the Group intend to allocate the liabilities and benefits arising from the Group's annual consolidated income tax returns in compliance with Title 17, section 250.45(c) of the Code of Federal Regulations, section 1552(a)(1) of the Internal Revenue Code and Title 26, section 1.1502-33(d)(2) of the Code of Federal Regulations;


         IT IS THEREFORE AGREED, as follows:

         Section 1.        Definitions

         For purposes of this agreement, the following definitions shall apply:

         (a) "Consolidated tax" shall mean the Group's aggregate tax liability for a taxable year as shown on the consolidated federal income tax return.

         (b) "Consolidated refund" shall mean the Group's refund for a taxable year as shown on the consolidated federal income tax return.


         (c) "Corporate taxable income" or "corporate taxable loss" shall mean the income or loss of a member of the Group for a taxable year, computed as though the member had filed a separate federal income tax return on the same basis as used in the consolidated return, except that:

                  (1) Dividend income from other members of the Group shall be disregarded, and

                  (2) Intercompany transactions that are eliminated in the consolidated return shall be given appropriate treatment.

         (d) "Separate return tax" shall mean the federal income tax liability or federal income tax refund, computed with respect to the corporate taxable income or loss of a member of the Group as though the member were not a member of the Group. If the separate return tax is a liability, it shall be referred to as a "positive separate return tax." If the separate return tax is a refund, it shall be referred to as a "negative separate return tax."

         (e) A "positive" allocation shall be the obligation to make a payment to the Group. A "negative" allocation shall be the right to receive a payment from the Group.

         Section 2.        General Allocation Method

         Each taxable year, the members of the Group shall allocate the consolidated tax or consolidated refund in accordance with the following procedures:

         (a) A member, to include Ameren Corporation, that would have a positive separate return tax shall receive a positive allocation in an amount equal to such positive separate return tax.

         (b) A member, other than Ameren Corporation, that would have a negative separate return tax shall receive a negative allocation in an amount equal to such negative separate return tax.

         (c) If Ameren Corporation would have a negative separate return tax, then each member having positive separate return tax shall receive a negative allocation in an amount equal to such negative separate return tax multiplied by the member's share of the sum of the positive separate return tax.

         Section 3.        Special Allocation Rules

         (a) Alternative Minimum Tax. In any year in which alternative minimum tax (AMT) is payable by the Group, the consolidated tax shall be separated into two parts: regular tax and AMT.

                  (1) Regular tax shall be allocated in accordance with the general allocation method set forth in section 2, above.

                  (2) AMT will be allocated to each member of the Group based on the proportion of:

                           (A) the excess of its separate company tentative minimum tax over its separate company regular tax liability, to

                           (B) the aggregate of the excesses of such companies' tentative minimum tax amounts over their regular tax liability amounts.

                  (3) Each member whose regular tax liability exceeds its tentative minimum tax on a separate company basis shall be excluded from this calculation and shall not be impacted by the Group's AMT liability.

                  (4) The minimum tax credit shall be allocated to the members of the Group to which the associated AMT was allocated, in proportion to the associated AMT allocated to such members.

         (b) Investment Tax Credits; Other Tax Benefits and Material Items Taxed at Different Rates. Any investment tax credits, other tax benefits and material items taxed at rates other than the rate applicable to corporate taxable income shall be allocated directly to the members of the Group giving rise to them.

         Section 4.        Maximum Allocation

         The tax allocated to any member shall not exceed the separate return tax of such member.

         Section 5.        Payments

         Each member of the Group is responsible for its own tax liability. Payment of such liability shall be made in accordance with the following procedure:

         (a) A member of the Group with a net positive allocation shall pay Ameren Corporation the net amount allocated.

         (b) A member of the Group with a net negative allocation shall receive payment from Ameren Corporation in the amount of the net negative allocation.

         (c) Ameren Corporation shall pay to the Internal Revenue Service the Group's net current federal income tax liability from the net of the receipts and payments to and from members of the Group.

         (d) Ameren Corporation shall make any calculations on behalf of the members of the Group necessary to comply with the estimated tax provisions of IRC section 6655. Based on such calculations, Ameren Corporation shall charge the members appropriate amounts at intervals consistent with the dates in that section.

         (e) If the Group has a consolidated net operating loss ("NOL") for a taxable year (the "loss year") and the NOL cannot be used in full by being carried back to a prior taxable year, the unused portion of the NOL shall be allocated (as negative allocations) to the members of the Group having negative allocations for the loss year in proportion to the relative magnitude of such negative allocations for the loss year. Each such member shall carry negative allocation from the loss year forward to the following taxable year and combine it with its allocation for such following taxable year.


         (f) A member shall make any payment required by this section within 60 days after receiving notice of such payment from Ameren Corporation. Alternatively, in the case of any second tier subsidiary (any company that is wholly-owned by Union Electric Company, Central Illinois Public Service Company, or CIPSCO Investment Company), the parent of such second-tier subsidiary may make the payment required by the preceding sentence for itself and all of its second-tier subsidiaries within the 60-day period, with the second-tier subsidiaries to compensate such parent within a reasonable time thereafter.


         Section 6.    Adjustments to Tax Liability Shown on Returns

         (a) In the event that the consolidated tax or consolidated refund is subsequently adjusted by the Internal Revenue Service or by a court decision, the consolidated tax, consolidated refund and separate return tax shall be adjusted accordingly consistent with the methodology set forth previously in this agreement. Any prior payments among the members of the Group shall be adjusted to conform to the change.

         (b) If any interest is paid or received as a result of an adjustment to consolidated tax or consolidated refund, it will be allocated to the parties in the proportion that each member's change in separate tax in each affected year bears to the change in consolidated tax or consolidated refund.

         (c) Any penalty shall be paid by the member of the Group that is responsible for the penalty. If the party at fault cannot be determined, the penalty shall be allocated in the same manner as if it were additional tax.

         Section 7.        State Income Taxes

         (a) Any state income tax liability (including liability for interest or penalties) associated with the filing of a separate state income tax return by a member of the Group shall be allocated to and paid directly by such member.

(b) Any state income tax liability (including liability for interest or penalties) associated with the filing of a consolidated, unitary, or combined state return shall be allocated to the members of the Group participating in the returns following the procedures set forth above for federal income tax liabilities.

(c) Because certain states utilize a unitary method, the Group's aggregate income tax liability to a state may exceed the sum of the members' separate return income tax liabilities to the state. If this occurs, the excess of the Group's aggregate liability to such state over the sum of the members' separate return liabilities for such state shall be allocated to the member or members whose operations caused the Group to be taxed by the state, following the procedures set forth above for federal income tax liabilities. Conversely, the sum of the members' separate return liabilities may exceed the Group's aggregate liability to a state. Notwithstanding section 4 of this agreement, if this occurs, the excess of the sum of the members' separate return liabilities for such state over the Group's aggregate liability to such state shall be allocated to the member or members whose operations caused the excess, following the procedures set forth above for federal income tax liabilities.

         Section 8.        New Affiliates

         The members of the Group will cause any corporation which becomes an affiliated corporation within the meaning of IRC section 1504 to join in this agreement.

         Section 9.        Amendment

         This agreement may be amended from time to time as the result of changes in federal or state law or relevant facts and circumstances.


         Section 10.       Cooperation of Members

         Each member shall execute and file such consent, elections and other documents that may be required or appropriate for the proper filing of consolidated income tax returns and for the allocations provided by this agreement.


         *        *        *        *       *        *        *        *

         The above procedures for allocating the consolidated income tax liability of the Group have been agreed to by each of the below listed members of the Group, as evidenced by the signature of an officer of each member.


Ameren Corporation                  by:      ________________________________


Ameren Development Company          by:     ________________________________


Ameren ERC, Inc.                    by:      ________________________________


Ameren Energy Communications, Inc.  by:     ________________________________


Ameren Energy Development Company   by:     ________________________________

Ameren Energy Fuels and Services
         Company                    by:     ________________________________


Ameren Energy Generating Company    by:     ________________________________


Ameren Energy, Inc.                 by:      ________________________________


Ameren Energy Marketing Company     by:      ________________________________


Ameren Energy Resources Company     by:      ________________________________


Ameren Services Company             by:      ________________________________


Central Illinois Public Service Company  by: ________________________________


CIPSCO Investment Company           by:      ________________________________


CIPS Energy, Inc.                   by:      ________________________________


Illinois Materials Supply Co.       by:      ________________________________


Illinois Steam, Inc.                by:      ________________________________


Missouri Central Railroad Company   by:       _______________________________


Union Electric Company              by:      ________________________________


Union Electric Development Corporation  by:  ________________________________

                                    EXHIBIT A

Ameren Corporation
Ameren Development Company
Ameren ERC, Inc.

Ameren Energy Communications, Inc.
Ameren Energy Development Company
Ameren Energy Fuels and Services Company
Ameren Energy Generating Company
Ameren Energy, Inc.
Ameren Energy Marketing Company Ameren Energy Resources Company Ameren Services Company Central Illinois Public Service Company CIPSCO Investment Company CIPS Energy Inc.

Illinois Materials Supply Co.
Illinois Steam, Inc.
Missouri Central Railroad Company
Union Electric Company
Union Electric Development Corporation